EXHIBIT 21

SUBSIDIARIES

Name of Subsidiary	State of Incorporation

Granite City — Arkansas, Inc.	Arkansas

Granite City — Orland Park, Inc.	Illinois

Granite City — Peoria, Inc.	Illinois

Granite City — Rockford, Inc.	Illinois

Granite City of Indiana, Inc.	Indiana

Granite City of Kansas Ltd.	Kansas

Granite City Restaurant Operations, Inc.	Minnesota

Granite City of Maryland, Inc.	Minnesota

Granite City — Creve Coeur, Inc.	Missouri

Granite City of Ohio, Inc.	Ohio